

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 23, 2009

Via U.S. Mail

Mr. Ian McBean
Chief Executive Officer
Auror Capital Corporation
39555 Orchard Hill Place, Suite 600
Novi, MI 48375

> **Re:** **Auror Capital Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 22, 2009**
> **File No. 0-52664**

Dear Mr. McBean:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

(1) Action: To Amend and Restate the Articles of Incorporation, page 4

1. Revise your document throughout to provide shareholders with a better sense of: why the consents are being sought and obtained; whether it was the company or someone else who proposed the amendments and the identity, if applicable, of such person, persons, or group; and brief discussion of the specific provisions of the proposal. For example, please quantify the amount of any such increase in shares.

2.　　Your disclosure indicates that the proposed amendments and restatements to the articles of incorporation will "provide the Board of Directors the right to designate the rights and preferences of the common and preferred stock as needed from time to time." Please amend your filing to provide greater disclosure with respect to the nature and substance of the Board's new authority to designate the rights and preferences of the common and preferred stock.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Joseph Son at (202) 551-3601 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

Gregg E. Jaclin, Esq.
(732) 577-1188